UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Yintech Investment Holdings Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

98585M108**

(CUSIP Number)

Wenbin Chen

Coreworth Investments Limited

Ming Yan

Harmony Creek Investments Limited

Ningfeng Chen

Rich Horizon Investments Limited

c/o 3rd Floor, Lujiazui Investment Tower, 360 Pudian Road

Pudong New Area, Shanghai, 200122, The People’s Republic of China

Tel: +86-21-6535-5500

With copies to:

Peter X. Huang, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

30/F, China World Office 2

No. 1, Jian Guo Men Wai Avenue

Beijing 100004, China

Tel: +86-10-6535-5500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 22, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D constitutes an initial Schedule 13D filed jointly by Mr. Wenbin Chen, Mr. Ming Yan, Ms. Ningfeng Chen, Coreworth Investments Limited, Harmony Creek Investments Limited, and Rich Horizon Investments Limited, with respect to ordinary shares, par value US$0.00001 per share (“Ordinary Shares”) of Yintech Investment Holdings Limited, a Cayman Islands company (the “Company”).

** The CUSIP number of 98585M108 applies to the American depositary shares of the Issuer (“ADSs”). Each ADS represents 20 Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98585M108		13D

1	NAMES OF REPORTING PERSONS Wenbin Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 405,166,740 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 405,166,740 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,166,740 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7% of the Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)               Representing (i) 400,000,000 Ordinary Shares owned by Coreworth Investments Limited (“Coreworth Investments”), a British Virgin Islands company beneficially owned by Mr. Wenbin Chen, and (ii) 258,337 ADSs Wenbin Chen may purchase upon exercise of share options within 60 days after the date hereof, which are equivalent to 5,166,740 Ordinary Shares of the Issuer. The registered address of Coreworth Investments is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(2)               Based on 1,460,831,635 Ordinary Shares outstanding as of March 31, 2020 as reported on the Company’s annual report on Form 20-F for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2020 (the “Company 20-F”).

CUSIP No. 98585M108		13D

1	NAMES OF REPORTING PERSONS Coreworth Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400,000,000 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 400,000,000 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000,000 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.4% of the Ordinary Shares(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)               Based on 1,460,831,635 Ordinary Shares outstanding as of March 31, 2020 as reported on the Company 20-F.

CUSIP No. 98585M108		13D

1	NAMES OF REPORTING PERSONS Ming Yan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000,000 Ordinary Shares(4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300,000,000 Ordinary Shares(4)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000,000 Ordinary Shares(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% of the Ordinary Shares (5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(4)               Representing 300,000,000 Ordinary Shares held by Harmony Creek Investments Limited (“Harmony Creek”), a British Virgin Islands company beneficially owned by Mr. Ming Yan. The registered address of Harmony Creek is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)      Based on 1,460,831,635 Ordinary Shares outstanding as of March 31, 2020 as reported on the Company 20-F.

CUSIP No. 98585M108		13D

1	NAMES OF REPORTING PERSONS Harmony Creek Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000,000 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300,000,000 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000,000 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% of the Ordinary Shares(6)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(6)      Based on 1,460,831,635 Ordinary Shares outstanding as of March 31, 2020 as reported on the Company 20-F.

CUSIP No. 98585M108		13D

1	NAMES OF REPORTING PERSONS Ningfeng Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000,000 Ordinary Shares(7)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300,000,000 Ordinary Shares(7)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000,000 Ordinary Shares(7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% of the Ordinary Shares (8)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(7)               Representing 300,000,000 Ordinary Shares held by Rich Horizon Investments Limited (“Rich Horizon”), a British Virgin Islands company beneficially owned by Ms. Ningfeng Chen. The registered address of Rich Horizon is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(8)      Based on 1,460,831,635 Ordinary Shares outstanding as of March 31, 2020 as reported on the Company 20-F.

CUSIP No. 98585M108		13D

1	NAMES OF REPORTING PERSONS Rich Horizon Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000,000 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300,000,000 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000,000 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% of the Ordinary Shares(9)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(9)      Based on 1,460,831,635 Ordinary Shares outstanding as of March 31, 2020.

CUSIP No. 98585M108	13D

Item 1. Security and Issuer.

This Schedule 13D relates to the Ordinary Shares of the Company, par value US$0.00001 per share.

The Company’s ADSs are listed on The NASDAQ Global Select Market under the symbol “YIN.”

The principal executive offices of the Company are located at 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong District, Shanghai, 200125, People’s Republic of China  (the “PRC”).

Item 2. Identity and Background.

Mr. Wenbin Chen, Mr. Ming Yan, Ms. Ningfeng Chen, Coreworth Investments, Harmony Creek, and Rich Horizon are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.”

(a)—(c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares held by each other Reporting Person.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

Mr. Wenbin Chen is the co-founder, chairman of the board of the directors and chief executive officer of the Company. Mr. Wenbin Chen is a citizen of Hong Kong Special Administrative Region of the PRC. Coreworth Investments is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Mr. Wenbin Chen is the sole shareholder of Coreworth Investments and thus has the sole voting and dispositive power over the Ordinary Shares held by Coreworth Investments. The principal business address of each of Mr. Wenbin Chen and Coreworth Investments is c/o 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, the PRC.

Mr. Ming Yan is the co-founder and director of the Company. Mr. Ming Yan is a citizen of Hong Kong Special Administrative Region of the PRC. Harmony Creek is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Mr. Ming Yan is the sole shareholder of Harmony Creek and thus has the sole voting and dispositive power over the Ordinary Shares held by Harmony Creek. The principal business address of each of Mr. Ming Yan and Harmony Creek is c/o 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, the PRC.

Ms. Ningfeng Chen is the co-founder and director of the Company. Ms. Ningfeng Yan is a citizen of Canada. Rich Horizon is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Ms. Ningfeng Chen is the sole shareholder of Rich Horizon and thus has the sole voting and dispositive power over the Ordinary Shares held by Rich Horizon. The principal business address of each of Ms. Ningfeng Chen and Rich Horizon is c/o 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, the PRC.

CUSIP No. 98585M108	13D

The name, business address, present principal occupation or employment and citizenship of each director of Coreworth Investments, Harmony Creek, and Rich Horizon are set forth on Schedule A hereto and are incorporated herein by reference.

(d) — (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons anticipate that, at the price per Ordinary Share set forth in the Proposal (as described in Item 4 below), approximately US$156,682,756 will be expended in acquiring the 460,831,635 Ordinary Shares not currently owned by the Reporting Persons as disclosed in the Company 20-F (the “Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by a combination of debt and equity capital arranged by the Reporting Persons.  It is also anticipated that Reporting Persons who are existing shareholders of the Company will roll over their equity interests in the Company to an acquisition vehicle.

Item 4. Purpose of Transaction.

On June 22, 2020, Mr. Wenbin Chen, Mr. Ming Yan and Ms. Ningfeng Chen (collectively, the “Buyer Group”) jointly submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors related to the proposed acquisition of all of the Ordinary Shares not beneficially owned by the Buyer Group for cash consideration equal to US$6.80 per ADS, or US$0.34 per Ordinary Share (the “Proposed Transaction”).

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements mutually acceptable in form and substance to the Company and the Buyer Group. Neither the Company nor the Buyer Group is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Company’s Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from The Nasdaq Global Select Market.

References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit B, and incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 98585M108	13D

Item 5. Interest in Securities of the Issuer.

(a)—(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages and the paragraphs 5 through 7 under Item 2 of this Schedule 13D are hereby incorporated by reference in this Item 5.  The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 1,460,831,635 Ordinary Shares outstanding as of March 31, 2020, as disclosed in the Company 20-F.

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement dated July 2, 2020 by and between the Reporting Persons.

B	Proposal Letter dated June 22, 2020 from Mr. Wenbin Chen, Mr. Ming Yan and Ms. Ningfeng Chen to the board of directors of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2020

Wenbin Chen		/s/ Wenbin Chen

Coreworth Investments Limited	By:	/s/ Wenbin Chen
		Name:	Wenbin Chen
		Title:	Authorized Signatory

Ming Yan		/s/ Ming Yan

Harmony Creek Investments Limited	By:	/s/ Ming Yan
		Name:	Ming Yan
		Title:	Authorized Signatory

Ningfeng Chen		/s/ Ningfeng Chen

Rich Horizon Investments Limited	By:	/s/ Ningfeng Chen
		Name:	Ningfeng Chen
		Title:	Authorized Signatory

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Coreworth Investments Limited

The names of the directors and the names and titles of the executive officers of Coreworth Investments and their principal occupations are set forth below. The business address of each of the following individuals is c/o 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, The People’s Republic of China.

Name	Present Principal Occupation	Citizenship
Directors:
Wenbin Chen	Director	Hong Kong Special Administrative Region of the People’s Republic of China

Executive Officers:
N/A

Harmony Creek Investments Limited

The names of the directors and the names and titles of the executive officers of Harmony Creek and their principal occupations are set forth below. The business address of each of the following individuals is c/o 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, The People’s Republic of China.

Name	Present Principal Occupation	Citizenship
Directors:
Ming Yan	Director	Hong Kong Special Administrative Region of the People’s Republic of China

Executive Officers:
N/A

Rich Horizon Investments Limited

The names of the directors and the names and titles of the executive officers of Rich Horizon and their principal occupations are set forth below. The business address of each of the following individuals is c/o 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, The People’s Republic of China.

Name	Present Principal Occupation	Citizenship
Directors:
Ningfeng Chen	Director	Canada

Executive Officers:
N/A